Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Blackbird Foods, Inc.
1040 45th Avenue
Long Island City, NY 11101
https://www.blackbirdfoods.com/

Up to $325,968.00 in Common Stock at $3.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Blackbird Foods, Inc.
Address: 1040 45th Avenue, Long Island City, NY 11101
State of Incorporation: DE
Date Incorporated: September 19, 2019

Terms:

Equity

Offering Minimum: $15,000.00 | 5,000 shares of Common Stock
Offering Maximum: $325,968.00 | 108,656 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $249.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Testing the Waters (TTW) Reservations Bonus

All reservation holders in Blackbird Foods' Testing the Waters (TTW) Reservations Page will receive 10% bonus shares.

Loyalty Bonus

As you are a prior investor, online purchaser in Blackbird Foods as of 4/25/24, or friends and family of Blackbird Foods, you are eligible for 10% bonus shares.

Time-Based Perks

Early Bird 1k - Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2.5k - Invest $2,500+ within the first 2 weeks and receive 7% bonus shares.

Early Bird 5k - Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 10k - Invest $10,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 20k - Invest $20,000+ within the first 2 weeks and receive a 20% bonus shares.

Early Bird 50k - Invest $50,000+ within the first 2 weeks and receive a 30% bonus shares.

Amount-Based Perks

Tier 1 Perk — Invest $500+ and receive 50 % Off First 3 Orders (First Order Comes with Blackbird Pizza Slicer).

Tier 2 Perk — Invest $1,000+ and receive 6 Pack of Pizza (One Shipment).

Tier 3 Perk — Invest $2,500+ and receive 6 Pack Pizza + 6 Pack Wings + Branded Pizza Slicer (One Shipment).

Tier 4 Perk — Invest $5,000+ and receive 8 Pack Pizza + 8 Pack Wings + Branded Backpack + Branded Pizza Slicer (Split Into 2 Shipments Over 2 Months).

Tier 5 Perk — Invest $10,000+ and receive 12 Pack Pizza + 12 Pack Wings + Branded Backpack + Branded Pizza Slicer (Split Into 3 Shipments Over 3 Months).

Tier 6 Perk – Invest $25,000+ and receive 18 Pack Pizza + 18 Pack Wings + Branded Backpack + Branded Pizza Slicer (Split Into 3 Shipments Over 3 Months).

Tier 7 Perk – Invest $50,000+ and receive $25,000 level perks + 2 Guests VIP Dinner in NY and After-Party (travel and hotel not covered).

Tier 8 Perk – Invest $100,000+ and receive $25,000 level perks + 4 Guests VIP Dinner in NY, Factory Visit, After-Party (travel and 2 night stay at hotel covered).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Blackbird Foods, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, TTW Bonus, and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Blackbird Foods is a plant-based food company founded by chefs with a focus on creating high-quality, artisanal products. The company initially started by producing seitan for local restaurants, but due to increasing customer demand for home use, they established their dedicated facility in NYC. Blackbird Foods specializes in crafting what they claim to be the best plant-based pizza, seitan, and wings.

Their products are made using natural, non-GMO ingredients that are 100% plant-based, cholesterol-free, vegan, and kosher. Seitan, a key ingredient in their offerings, is a natural plant-based meat derived from wheat protein and has a rich history in East Asian cuisine spanning thousands of years. Blackbird Foods emphasizes a commitment to quality and the use of traditional, wholesome ingredients in their plant-based creations.

Business Model

The Company's business model consists of retail, food service, and e-commerce sales.

Our food is sold across 49 states at stores like Whole Foods, ShopRite, The Fresh Market, as well as restaurants and direct-to-consumers online.

Corporate Structure

Blackbird Foods, Inc. was incorporated under the laws of the state of Delaware on 9/19/2019.

The Company has no registered or pending intellectual property.

Competitors and Industry

Competitors

The Company has several major competitors in the plant-based market. Some of the top competitors in our industry include: Daiya, Amy's Kitchen, and Jack and Annie's.

Daiya, known for its dairy-free alternatives, offers a diverse range of plant-based products, while Amy's Kitchen specializes in organic and vegetarian frozen meals, providing a strong presence in the market. Jack and Annie's, with its commitment to sustainable and organic ingredients, further intensifies the competition. These major competitors share a focus on delivering high-quality plant-based alternatives, challenging our company to differentiate and innovate to maintain a competitive edge in this dynamic and rapidly evolving industry.

Industry

The U.S. Plant-Based Market is projected to hit $4.15 billion by 2026.

Current Stage and Roadmap

Current Stage

The Company’s products are currently on the market and generating sales.

We've built a nationwide brand with 3,000 distribution points including Target, Sprouts, and Whole Foods.

Future Roadmap

The Company’s efforts for the next few years will be focused on expanding distribution, product innovation, building inventory and brand awareness. What began as a NYC-focused business, Blackbird has since expanded nationally in all of its sales channels, with a special focus on retail expansion of its Seitan and Pizza lines. This expansion began with smaller chains and independent retailers, and then grew to include larger chains like Target and Sprouts, launching in 2022 and 2023 respectively. Blackbird also added its Wings line in 2023, which generated over $400,000 in revenues in under a year. Blackbird plans to continue its retail growth through a combination of increased door counts (with upcoming expansion opportunities at a variety of retailers) and additional SKUs and product lines, including two new Wings flavors anticipated to launch this year. Blackbird also plans to expand its food service distribution to restaurants, colleges, schools, cruise lines and catering companies in 2024.

The Team

Officers and Directors

Name: Emanuel Storch

Emanuel Storch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member
  Dates of Service: January, 2020 - Present
  Responsibilities: Emanuel oversees and manages all personnel and departments. He receives an annual salary of $138,000 and owns about 9% of the company's equity.

Name: Nick Cooney

Nick Cooney's current primary role is with Lever VC. Nick Cooney currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member/Advisor (Part-Time)
  Dates of Service: March, 2024 - Present
  Responsibilities: Nick serves on the board of directors. He does not currently receive compensation.

Other business experience in the past three years:

- Employer: Lever VC
  Title: Managing Partner
  Dates of Service: May, 2018 - Present
  Responsibilities: Lever VC is a venture capital fund investing globally in early stage companies in the food and ag sector.

Other business experience in the past three years:

- Employer: Lever Foundation
  Title: Founder, Board Director
  Dates of Service: May, 2018 - Present
  Responsibilities: Nick serves on the board of directors for Lever Foundation.

Name: Craig Cochran

Craig Cochran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member/Advisor (Part-Time)
  Dates of Service: November, 2019 - Present
  Responsibilities: Craig serves on the board of directors. He does not receive compensation.

Other business experience in the past three years:

- Employer: Nuleaf
  Title: CEO and Co-founder
  Dates of Service: January, 2020 - January, 2023
  Responsibilities: Cragi was the CEO and Co-founder of Nuleaf.

Name: Yaqi Gao Grover

Yaqi Gao Grover's current primary role is with Lever VC. Yaqi Gao Grover currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member/Advisor (Part-Time)
  Dates of Service: January, 2020 - Present
  Responsibilities: Raqi serves on the board of directors. She does not receive compensation.

Other business experience in the past three years:

- Employer: The Better Meat Co.
  Title: Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Yaqi serves on the board of directors.

Other business experience in the past three years:

- Employer: Innovate Animal Ag
  Title: Founding Board Member
  Dates of Service: January, 2023 - Present
  Responsibilities: Yaqi serves on the board of directors.

Other business experience in the past three years:

- Employer: Morgan Stanley
  Title: Vice President, Structured Finance
  Dates of Service: March, 2019 - May, 2022
  Responsibilities: Yaqi managed investment portfolios and executed structured financial transactions.

Other business experience in the past three years:

- Employer: Lever VC
  Title: Partner
  Dates of Service: May, 2022 - Present

Responsibilities: Yaqi invests in companies developing alternative meat and dairy products.

Name: Ryan Moylan

Ryan Moylan's current primary role is with Sprokets. Ryan Moylan currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member/Advisor (Part-Time)
  Dates of Service: November, 2019 - Present
  Responsibilities: Ryan serves on the board of directors. He does not receive compensation and owns almost 17% of the company's equity.

Other business experience in the past three years:

- Employer: Sprokets
  Title: Freelance Front End Development
  Dates of Service: July, 2021 - Present
  Responsibilities: Ryan primarily works on e-commerce, and software for use on a distribution/branding platform.

Name: Michael Pease

Michael Pease's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Principal Accounting Officer, Director of Operations, Co-Founder
  Dates of Service: January, 2023 - Present
  Responsibilities: Mike manages a wide array of day to day business operations and helps manage the business finances. He receives an annual salary of $120,000. He owns 30% of Blackbird Ventures LLC, which owns 39.5% of Blackbird Foods.

Other business experience in the past three years:

- Employer: Nuleaf
  Title: Chief Financial Officer
  Dates of Service: November, 2019 - December, 2023
  Responsibilities: Mike served as the CFO for Newleaf HoldCo LLC.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make

a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through

Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Blackbird Foods, Inc. was formed on 9/19/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Blackbird Foods, Inc. has incurred a net loss and has had limited revenues generated.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and

adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Previous Business Bankruptcy - Cochran & Pease LLC dba 'Terri'
Craig Cochran (Director) and Michael Pease (Director of Operations; Principal Accounting Officer) previously owned and operated a restaurant venture, Terri. The restaurant group eventually became insolvent, which resulted in a bankruptcy filing in 2019. After the final restaurant location closed in 2020, the bankruptcy was dismissed. There is some risk in investing in a company when two individuals in leadership positions had similar ventures that previously failed. Please review and evaluate every investment opportunity carefully prior to making an investment decision.

Previous Bankruptcies - Michael Pease
As a result of the insolvency of Cochran & Pease, LLC and personally guaranteed business obligations, Michael Pease (Director of Operations; Principal Accounting Officer) filed for personal Ch. 7 bankruptcy, which was filed and discharged in 2020. This bankruptcy involved personal debts of $101k and personally guaranteed business debts of $1.6M. There is some risk in investing in a company when the individual in charge of managing the business's finances has been involved in both personal and business-related bankruptcy proceedings. Please review and evaluate every investment opportunity carefully prior to making an investment decision.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Blackbird Ventures LLC (Owned 31.225% by Michael Pease and 34.4% by Craig Cochran)	1,679,113	Common Stock	37.27%
Grove Ventures LLC (Owned 95% by Yaqi Grover)	952,573	Common Stock	21.14%

The Company's Securities

The Company has authorized Common Stock, WeFunder Convertible Note, Pre-Seed Convertible Note, Seed Convertible Note, Pre-Seed SAFE, and Pre-A Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 108,656 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 255,297 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 494,450 shares to be issued pursuant to stock options, reserved but unissued.

WeFunder Convertible Note

The security will convert into Common stock and the terms of the WeFunder Convertible Note are outlined below:

Amount outstanding: $292,030.00
Maturity Date: September 30, 2025
Interest Rate: 3.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Conversion upon qualified financing of $1,000,000

Material Rights

There are no material rights associated with WeFunder Convertible Note.

Pre-Seed Convertible Note

The security will convert into Common stock and the terms of the Pre-Seed Convertible Note are outlined below:

Amount outstanding: $615,000.00
Maturity Date: May 31, 2023
Interest Rate: 3.0%

Discount Rate: 20.0%
Valuation Cap: $7,200,000.00
Conversion Trigger: Qualified financing of $1,000,000

Material Rights

There are no material rights associated with Pre-Seed Convertible Note.

Seed Convertible Note

The security will convert into Common stock and the terms of the Seed Convertible Note are outlined below:

Amount outstanding: $2,665,000.00
Maturity Date: May 31, 2024
Interest Rate: 3.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Qualified financing of $1,000,000

Material Rights

There are no material rights associated with Seed Convertible Note.

Pre-Seed SAFE

The security will convert into Common stock and the terms of the Pre-Seed SAFE are outlined below:

Amount outstanding: $175,400.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Any liquidity event

Material Rights

There are no material rights associated with Pre-Seed SAFE.

Pre-A Convertible Note

The security will convert into Common stock and the terms of the Pre-A Convertible Note are outlined below:

Amount outstanding: $35,000.00
Maturity Date: December 01, 2026
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Qualified Financing of $1,000,000

Material Rights

There are no material rights associated with Pre-A Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,790,000.00
  Use of proceeds: General operations
  Date: September 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $86,270.00
  Use of proceeds: General operations
  Date: December 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $600,000.00
  Use of proceeds: General operations
  Date: March 29, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $292,030.00
  Use of proceeds: Expansion of manufacturing capacity, inventory, sales personnel, and product development.
  Date: September 30, 2023
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $4,474,995, about a 60% increase compared to fiscal year 2022 revenue of $2,785,320. This increase was driven by increased distribution and velocity.

Cost of Revenue

Cost of sales in 2023 was $2,569,321, an increase of approximately $600k, from costs of $1,957,653 in fiscal year 2022. This increase was driven by increased revenue, but was also offset by achieving economy of scale and efficiencies.

Gross margins

2023 gross profit margin was 42.59% compared to 29.72% in 2022. This increase was driven by a significant increase in revenue, and relatively smaller increase in costs.

Operating Expenses

The Company's expenses consist of, among other things, advertising and marketing, general and administrative, and rent / lease payments.

Total operating expenses in 2023 were $2,969,430 compared to $2,336,841 in 2022. This increase was driven by increased advertising and marketing, in correlation with sales growth.

Historical results and cash flows:

The Company is currently generating revenue.

We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we expect continued growth.

Past cash was primarily generated through sales. Our goal is to acheive profitability by the end of 2024. We aim to achieve profitability by the end of 2024 through a combination of increased revenues, improved gross profit margins and reduced general and administrative expenses. Increased revenues are expected to come from new retail and food service accounts, increased velocities of existing accounts and new product launches. We believe our forecasts are conservative and realistic; however, there is the possibility that some or all of our expected revenue gains do not come to fruition.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2024, the Company has capital resources available in the form of a line of credit for $375k, and a $240k cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, about 67% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, at our current burn rate of $50,000, we have 10 months of runway. The burn rate relates to a combination of payroll, input, marketing and general and administrative costs.

How long will you be able to operate the company if you raise your maximum funding goal?

According to our forecasts, raising the maximum offering amount would allow us to reach profitability later this year (2024), in which case we could operate indefinitely. At our current burn rate of $50,000, the maximum raise would add 8 months of runway to our current runway of 10 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital. We intend to launch a Series A next year to build a new production plant and vastly expand distribution.

Indebtedness

- Creditor: WeFunder Convertible Note
  Amount Owed: $292,030.00
  Interest Rate: 3.0%
  Maturity Date: September 30, 2025

- Creditor: Third Party
  Amount Owed: $125,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2027
  The Company entered into a note payable totaling $125,000 with a third party. The loan requires semi-annual interest payments at an annual interest rate of 5% with a maturity in 2027. Additionally, the loan requires a 25% annual interest accrual, which is payable upon maturity. The note allows the Company to receive additional funds with the same party totaling an additional $375,000 all in $125,000 increments. The Company accrued interest of $28,125 as of 2023 related to this note.

- Creditor: Pre-Seed Convertible Note
  Amount Owed: $615,000.00
  Interest Rate: 3.0%
  Maturity Date: May 31, 2023

- Creditor: Seed Convertible Note
  Amount Owed: $2,665,000.00
  Interest Rate: 3.0%
  Maturity Date: May 31, 2024

- Creditor: Pre-Seed SAFE
  Amount Owed: $175,400.00
  Interest Rate: 0.0%

- Creditor: Pre-A Convertible Note
  Amount Owed: $35,000.00
  Interest Rate: 0.0%
  Maturity Date: December 01, 2026

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of security, Common Stock, authorized and outstanding; (ii) all outstanding options with a right to acquire shares are exercised; and (iii) any shares reserved for issuance are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $3,782,430 in convertible securities outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company determined its pre-money valuation by multiplying its 2023 revenue by a derived revenue multiplier.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $325,968.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  32.0%
  We plan on using about 32% of the raise on marketing initiatives. We do not intend to spend these funds on marketing the StartEngine raise.

- Working Capital
  32.0%
  We will use 32% of the funds for working capital to cover expenses for the expansion as well as ongoing day-to-day operations of the Company.

- Inventory
  30.5%
  We will use 30.5% of the funds raised to purchase inventory for the Company's products in preparation for our continued expansion.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.blackbirdfoods.com/ (www.blackbirdfoods.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/blackbirdfoods

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Blackbird Foods, Inc.

[See attached]

Blackbird Foods, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021, 2022, & 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Blackbird Foods, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021, 2022, & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 20, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,		
	2023	**2022**	**2021**
ASSETS			
Current Assets			
Cash and Cash Equivalents	302,328	197,271	1,461,395
Accounts Receivable	484,954	252,616	203,213
Prepaid Expenses	38,179	28,182	32,224
Inventory	130,369	64,516	32,449
Other Receivables	-	234,011	235,907
Total Current Assets	955,830	776,597	1,965,188
Non-current Assets			
Machinery, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	162,609	183,200	117,145
Right of Use Asset: Office Leases	282,404	-	-
Security Deposits	52,390	40,260	32,530
Total Non-Current Assets	497,403	223,460	149,675
TOTAL ASSETS	1,453,234	1,000,056	2,114,863
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	134,099	170,720	68,277
Accrued Expenses	1,068	35,847	13,242
Convertible Notes	3,258,098	-	-
Short Term Lease Liability	108,027	-	-
Accrued Interest	240,415	115,723	48,726
Other Liabilities	355	1,301	6,900
Total Current Liabilities	3,742,062	323,591	137,145
Long-term Liabilities			
Future Equity Obligations	175,400	175,400	175,400
Notes Payable	125,000	-	-
Convertible Notes	317,030	2,405,000	2,130,000
Long Term Lease Liability	176,115	-	-
Total Long-Term Liabilities	793,545	2,580,400	2,305,400
TOTAL LIABILITIES	4,535,607	2,903,991	2,442,545
EQUITY			
Common Stock	42	42	42
Additional Paid in Capital	86,270	86,270	86,270
Accumulated Deficit	(3,168,684)	(1,990,247)	(413,994)
Total Equity	(3,082,372)	(1,903,935)	(327,682)
TOTAL LIABILITIES AND EQUITY	1,453,234	1,000,056	2,114,863

Statement of Operations

	Year Ended December 31,		
	2023	2022	2021
Revenue	4,474,995	2,785,320	1,884,359
Cost of Revenue	2,569,321	1,957,653	992,550
Gross Profit	1,905,674	827,667	891,809
Operating Expenses			
Advertising and Marketing	821,330	588,749	208,246
General and Administrative	1,879,277	1,583,639	907,862
Rent and Lease	202,617	122,110	61,669
Depreciation	66,207	42,343	34,694
Total Operating Expenses	2,969,430	2,336,841	1,212,471
Operating Income (loss)	(1,063,756)	(1,509,174)	(320,662)
Other Income			
Other	15,798	-	90,097
Total Other Income	15,798	-	90,097
Other Expense			
Interest Expense	127,930	67,008	45,578
Other	2,549	71	2,452
Total Other Expense	130,479	67,079	48,030
Earnings Before Income Taxes	(1,178,438)	(1,576,253)	(278,594)
Provision for Income Tax Expense/(Benefit)	-	-	-
Net Income (loss)	(1,178,438)	(1,576,253)	(278,594)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	4,000	40	80,760	(135,400)	(54,600)
Issuance of Common Stock	212	2	5,510	-	5,512
Net Income (Loss)	-	-	-	(278,594)	(278,594)
Ending Balance 12/31/2021	4,212	42	86,270	(413,994)	(327,682)
Net Income (Loss)	-	-	-	(1,576,253)	(1,576,253)
Ending Balance 12/31/2022	4,212	42	86,270	(1,990,247)	(1,903,935)
Net Income (Loss)	-	-	-	(1,178,438)	(1,178,438)
Ending Balance 12/31/2023	4,212	42	86,270	(3,168,685)	(3,082,373)

Statement of Cash Flows

	Year Ended December 31,		
	2023	2022	2021
OPERATING ACTIVITIES			
Net Income (Loss)	(1,178,438)	(1,576,253)	(278,594)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation	66,207	42,343	34,694
Accounts Payable and Accrued Expenses	(71,399)	125,048	(12,806)
Inventory	(65,853)	(32,066)	(11,194)
Accounts Receivable	(232,338)	(49,403)	(99,547)
Prepaids	(9,997)	4,042	(30,424)
Accrued Interest	124,692	66,997	45,565
PPP Loan Forgiveness	-	-	(90,097)
Lease Liability	1,737	-	-
Other Receivables	234,011	1,896	(160,805)
Other	(946)	(5,599)	3,346
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	46,114	153,257	(321,268)
Net Cash provided by (used in) Operating Activities	(1,132,324)	(1,422,996)	(599,862)
INVESTING ACTIVITIES			
Purchase of Equipment	(45,617)	(108,398)	(141,791)
Security Deposit	(12,130)	(7,730)	(21,170)
Net Cash provided by (used by) Investing Activities	(57,747)	(116,128)	(162,961)
FINANCING ACTIVITIES			
Proceeds from Issuance of Convertible Notes	1,170,128	275,000	1,515,000
Proceeds from the Issuance of Notes Payable	125,000	-	-
Proceeds from the Issuance of Common Stock	-	-	2
Proceeds from Additional Paid-in Capital	-	-	5,510
Net Cash provided by (used in) Financing Activities	1,295,128	275,000	1,520,512
Cash at the beginning of period	197,271	1,461,395	703,706
Net Cash increase (decrease) for period	105,057	(1,264,124)	757,690
Cash at end of period	302,329	197,271	1,461,395

Blackbird Foods, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Blackbird Foods, Inc. ("the Company") was formed in Delaware on September 19th, 2019. The Company manufactures frozen plant-based food products including seitan, pizza, and plant-based wings that it sells directly to consumers, to other businesses like restaurants and to grocery distributors who sell to grocery stores nationwide. The Company's office and manufacturing facility are in Long Island City, New York. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. Payment terms are usually 2/10 Net 30. Customers will reduce their payments by any amounts relating to spoilage or damaged products, as well by promotional chargebacks or early payment discounts.

Other Income

The Company had other income of $90,097 in 2021 related to the loan forgiveness of their PPP loan.

Concentration of Revenue

The Company recognized revenue of 12%, 13%, and 22% from 3 different customers.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Machinery & Equipment	5	267,295	(141,174)	-	126,122
Leasehold Improvements	15	47,283	(10,796)	-	36,487
Grand Total	**-**	**314,578**	**(151,969)**	**-**	**162,609**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $130,369 as of December 31st, 2023. The Company performs monthly inventory counts and valuates its inventory using the FIFO (First-In, First-Out) method.

Other Receivables

The Company had an other receivable balance as of December 31st, 2021 and 2022 of $235,907 and $234,011, respectively, consisting of Employee Retention Credits. The receivables were collected in 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	**Weighted Average Fair Value**
Nonvested shares, January 1, 2021	-	-
Granted	212	$26
Vested	(53)	$26
Forfeited	-	-
Nonvested shares, December 31, 2021	159	$26
Granted	-	-
Vested	(53)	$26
Forfeited	-	-
Nonvested shares, December 31, 2022	106	$26
Granted	-	-
Vested	(53)	$26
Forfeited	-	-
Nonvested shares, December 31, 2023	53	$26

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2021	-	-
Granted	30	$26
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2021	30	$26
Granted	248	$26
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2022	278	$26
Granted	-	-
Exercised	-	-
Expired/cancelled	(25)	26
Total options outstanding, December 31, 2023	253	$26
Options exercisable, December 31, 2023	121	$26

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021		
Granted	30	$26
Vested	(4)	$26
Forfeited	-	-
Nonvested options, December 31, 2021	26	$26
Granted	248	$26
Vested	(7)	$26
Forfeited	-	-
Nonvested options, December 31, 2022	267	$26
Granted	-	$-
Vested	(110)	$26
Forfeited	(25)	$26
Nonvested options, December 31, 2023	132	$26

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and New York. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

Besides the lawsuit disclosed in Note 7-Subsequent Events, the Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, besides the lawsuit disclosed in Note 7-Subsequent Events, the Company is currently complying with all relevant laws and regulations.

The Company leases four separate spaces on the 3rd Floor of 10-40 45th Avenue, Long Island City. Each space has it's own lease:

Short Term Leases

One lease started on September 1st, 2022, with payments of $3,865 per month, with additional monthly charges for refuse of $250, sprinkler of $45, and heat of $127. The lease is for 12 months, does not contain any additional option periods, and expired on August 30th, 2023. The lease was subsequently renewed in 2023. The current rent is $3,981.

Another lease started September 1st, 2023, has a 12-month term, does not contain any additional option periods, and requires payments of $4,865 per month, with additional monthly charges for garbage disposal of $275, sprinkler of $50, and heat of $150 and water of $250. The current rent is $4,865.

Each lease contains a 3% annual escalation on the base rent.

None of the leases contain provisions regarding debt, dividends, or leasing.

Long Term ROU Asset/Lease Liability

One lease started on June 1st, 2020, with payments of $5,354 per month, with additional monthly charges for refuse of $200, sprinkler of $38, and heat of $88. The lease was for 18 months and expired on December 31st, 2021, but was renewed for an additional 18 months expiring on June 30th, 2023, and subsequently extended in 2023. The current rent is $5,851.

Another lease started December 19th, 2021, with payments of $3,500 per month, with additional monthly charges for administrative fees of $120, sprinkler of $45, and heat of $119. The lease is for 18 months and expired on June 19th, 2023, with an 18-month renewal option that was subsequently extended in 2023. The current rent is $3,713.

Each lease contains a 3% annual escalation on the base rent.

None of the leases contain provisions regarding debt, dividends, or leasing.

See Tables below for additional information on long term ROU Asset/Lease Liability.

Lease expense	Year Ending 2023-12
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	59,122

Short-term lease expense *	
Variable lease expense	-
Sublease income *	
Total	59,122

Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	57,384
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	335,811
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	3
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	3.75%

Maturity Analysis	Finance	Operating
2024-12	-	116,490
2025-12	-	119,982
2026-12	-	60,876
2027-12	-	-
2028-12	-	-
Thereafter	-	-
Total undiscounted cash flows	-	297,348
Less: present value discount	-	(13,206)
Total lease liabilities	-	284,142

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations totaling $3,575,128. The interest on the notes were 3%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2024 to 2026. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The convertible notes have a valuation cap between $7M and $15M. The Company accrued interest of $212,290 as of 2023 related to these notes.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31st, 2020, the Company entered into two SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event with no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $7.2 million pre-money.

The Company entered into a note payable totaling $125,000 with a third party. The loan requires semi-annual interest payments at an annual interest rate of 5% with a maturity in 2027. Additionally, the loan requires a 25% annual interest accrual, which is payable upon maturity. The note allows the Company to receive additional funds with the same party totaling an additional $375,000 all in $125,000 increments. The Company accrued interest of $28,125 as of 2023 related to this note. See Note 7-Subsequent Events for details of additional draw of $125,000.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$3,258,098
2025	$292,030
2026	$25,000
2027	$125,000
2028	-
Thereafter	-

*The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 5,000 common shares with a par value of $0.01 per share. 4,212 shares were issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 20, 2024, the date these financial statements were available to be issued.

The Company entered into a convertible note agreement for the purposes of funding operations totaling $10,000 in January of 2024. The interest on the note was 3%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity in 2026. Payment is required if demanded by the holder at maturity. The note is convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The convertible note has a valuation cap of $7M.

The Company is expecting to take an additional $125,000 draw from it's debt facility in March of 2024, which has a 4 year term, 5% interest payable semi-annually during the term, and 25% annual interest that accrues and is payable with the principal balance upon termination of the loan.

The Company was sued in January 2024 for damages relating to defects in its website design for visually impaired people and has reached a settlement with the plaintiff for $3500.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF BLACKBIRD FOODS

Chef-Crafted Plant-Based Pizza and Wings

Blackbird Foods is one of leading artisanal producers of plant-based comfort foods, specializing in pizza, seitan, and wings. With a foundation rooted in supplying top-tier restaurants and retailers nationwide, we've established ourselves as pioneers in the plant-...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


blackbird
MADE IN NYC

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- From 2022 to 2023 we saw 60% sales growth, while our COGS and expenses increased only 31% and 21%, respectively.
- We believe Blackbird has emerged as a fast-growing pizza brand, with over 188% retail sales growth according to recent SPINS data in the latest 24 weeks*.
- We self-manufacture at our own facility in NYC and control all aspects of our manufacturing. We feel this allows us to maintain high quality and achieve strong gross margins.

*Data reflects the 24-week period ending on October 1st, 2023

Get Equity
$3.00 Per Share

PREVIOUSLY CROWDFUNDED
$292,030

RAISED	INVESTORS
$0	**---**

MIN INVEST	VALUATION CAP
$249	**$15M**

TEAM



Emanuel Storch • Chief Executive Officer, Board Member

Previous Founding Member at Simply Gum. Led the company through its expansion from a few stores to nationwide distribution. With his passion for sustainable, restaurant grade, plant-based foods, Blackbird was launched at the start of 2020.



Michael Pease • Principal Accounting Officer, Director of Operations, Co-Founder

Michael is a pioneer in the food space, first managing and growing NYC's premier plant based restaurants like Candle 79 and Cafe Blossom, and then founding Terri, NYC's first chain of plant-based fast casual restaurants.



Nick Cooney • Board Member/Advisor (Part-Time)

Nick has been working in the sustainable food sector for nearly twenty years. Over the past decade he has led investments numerous deals and currently serves on the boards of a number of portfolio companies in the space. He is also the Co-Founder and former ...

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THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE PITCH

Taste the Future



Our Story

Founded by chefs, Blackbird Foods started by making seitan for local restaurants. Since then, we've grown to be an artisanal producer of plant-based pizza, seitan, and wings.

We use only natural, non GMO ingredients that are 100% plant-based, cholesterol-free, vegan, and kosher.

NON GMO Project VERIFIED · cholesterol free · kosher certified · plant-based

Born from the visionary minds of chefs determined to revolutionize plant-based cuisine, Blackbird Foods is on a mission to craft restaurant-quality delights entirely from plants, delivering foods that are both delicious and accessible. Unlike other vegan and plant-based foods that can often be bland and lack texture and appeal, our products are more flavorful and made with high quality and clean ingredients, which helps differentiate our brand and product in the market.

Our journey began with supplying New York City's finest restaurants and retailers with our meat alternative seitan, quickly gaining recognition for its exceptional quality and flavor. Building on this success, we ventured into the hand-tossed pizza market, introducing a range of frozen pizzas that capture the essence of New York-style pie. With our innovative approach and commitment to excellence, we've become a leader in the alternative protein sector, ranked #3 nationally in our category by SPINS for 2023.

Now, we're excited to introduce our latest innovation: plant-based wings, perfectly complementing our signature pizzas. By leveraging our proprietary wheat protein and collaborating with other alternative protein providers, we're pioneering the future of plant-based comfort foods. We are embarking on our expansion plans into major national chains and outlets for 2024 and beyond.

THE OPPORTUNITY

Elevating Plant-Based Cuisine



Blackbird Pizza

- Hand-tossed pillowy soft crust
- Light, flavorful, dairy-free cheese
- Savory sauces
- Restaurant-quality plant-based toppings, including sausage, pepperoni, BBQ chicken, Buffalo chicken, and more.

As consumers increasingly adopt flexitarian diets and seek more plant-based options, Blackbird Foods stands at the forefront of this dietary (and societal) shift. By offering a diverse range of chef-crafted plant-based delights, including our best-selling plant-based pizza line and meaty-textured seitan varieties, we cater to this growing demand for delicious, sustainable alternatives. Our best-selling plant-based pizza line boasts a variety of flavors, each meticulously created to deliver an authentic culinary experience. With characteristics mirroring traditional pizza, our products are a combination of chef-inspired quality, crunchiness, and satisfaction.

We offer our pizza in seven exciting varieties: Margherita, Supreme, Pepperoni, Kale & Mushroom, BBQ Chick'n, Buffalo, and lastly, Tomato Veggie, which recently launched nationally in over 400 Sprouts locations.


Blackbird Wings
Ranked Best Vegan Wings by VegOut Magazine!
On shelf at:
Lowes Foods
IMPERFECT FOODS
MARKET OF CHOICE
HUNGRYROOT
Central Market
Misfits Market
Giant
THE FRESH MARKET
ShopRite
EARTH FARE
HEALTHY FOOD FOR EVERYONE
blackbird
WINGS
KOREAN BBQ

We recently introduced our new line of plant-based Wings, crafted from seitan. With a tender and meaty inside and breaded outside, our Wings look and taste similar to traditional chicken wings– generating $400k+ in less than a year as a new product. Now available in leading retailers nationwide such as The Fresh Market, Shoprite, and Central Market, with more retail launches slated for later this year. Our Wings currently come in two enticing flavors: Buffalo and Korean BBQ, with upcoming releases including Texas BBQ Wings and Thai Chili Wings.

In food service, our meaty-textured seitan varieties cater to many different palates whether you are a meat-eater or vegetarian, offering versatility and exceptional taste across culinary preferences. Packed with protein yet low in fat, our clean-label products cater to the growing demand for premium, plant-based options.


HAND-BATTERED ~ CRISPY ~ PLANT
blackbird
WINGS

THE MARKET & OUR TRACTION

Plant-Powered Passion


$24.8B
by 2030
The plant-based food industry is projected to reach an impressive $24.8 billion by 2030, with **sales climbing 43% since 2019.**

Source

The plant-based food industry is projected to reach an impressive $24.8 billion by 2030, with sales climbing 43% since 2019[1]. We've seen 60% YoY growth in sales from 2022 to 2023 (31% increase in COGS and 21% increase in Expenses).

We're showing high velocity as we expand into the natural channel and beyond in mass market channels such as Target. Based on internal data, our pizzas are already selling in the top 50% of the entire frozen pizza category at Whole Foods Market. We have strategic relationships with plant-based heavyweights like Beyond Meat and Daring, who've helped us expand our offerings with innovative varieties.


WHOLE FOODS MARKET
blackbird
BUFFALO PIZZA
Daring.
SPROUTS FARMERS MARKET
BEYOND MEAT

Operating our own production facility enables swift product iteration, a lower carbon footprint and flexibility, allowing us to stay ahead of the curve in delivering high-quality products. As we continue to implement radical innovations in ingredient technology (plant-based proteins, cultivated meats, and fermented dairy), we remain agile as we lead the charge in shaping the future of plant-based foods.

We have seen that owning our production has allowed us to yield higher margins than the average food and beverage brand.


Blackbird treats their wheat carefully.
Not only do some of the pizzas use their own seitan, but all of the crusts are classic wheat and hand-tossed rather than mass manufactured. Despite being a frozen food, this allows blackbird's pizzas to look and feel rustic and restaurant-quality, rather than like machine-made, highly processed fare.
Entrepreneur
VEGAN ~ PLANT-BASED ~ DAIRY-FREE
blackbird
SUPREME PIZZA

Source

WHY INVEST

High Quality & Plant-Based With Consistent Revenue and Distribution Growth


Over 300 Restaurant Relationships
We have grown our footprint to more than 3,000 total distribution points and exceeded $5.3M ARR in January 2024.

Investing in Blackbird Foods means being at the forefront of culinary innovation. With exclusive product launches like our cheeseless pizza at Sprouts, and strategic relationships with industry leaders Beyond Meat and Daring, we believe we're set to capture an even broader consumer base. We believe our focus on taste, texture, and nutrition, combined with our recent margins, innovative product launches, and our manufacturing control have the potential to help us grow in the unique plant-based foods market.

Together, we'll revolutionize the future of food, one bite at a time.

Join us in meeting the evolving needs of conscientious consumers and shaping the future of plant-based.

ABOUT

HEADQUARTERS
1040 45th Avenue
Long Island City, NY 11101

WEBSITE
View Site

Blackbird Foods is one of leading artisanal producers of plant-based comfort foods, specializing in pizza, seitan, and wings. With a foundation rooted in supplying top-tier restaurants and retailers nationwide, we've established ourselves as pioneers in the plant-based protein market.

TERMS

Blackbird Foods

Overview

PRICE PER SHARE
$3

VALUATION
$15M

DEADLINE
Jul. 25, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $326k

Breakdown

MIN INVESTMENT
$249

OFFERING TYPE
Equity

MAX INVESTMENT
$325,968

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
5,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
108,656

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Testing the Waters (TTW) Reservations Bonus

All reservation holders in Blackbird Foods' Testing the Waters (TTW) Reservations Page will receive 10% bonus shares.

Loyalty Bonus

As you are a prior investor, online purchaser in Blackbird Foods as of 4/25/24, or friends and family of Blackbird Foods, you are eligible for 10% bonus shares.

Time-Based Perks

Early Bird 1k - Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2.5k - Invest $2,500+ within the first 2 weeks and receive 7% bonus shares.

Early Bird 5k - Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 10k - Invest $10,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 20k - Invest $20,000+ within the first 2 weeks and receive a 20% bonus shares.

Early Bird 50k - Invest $50,000+ within the first 2 weeks and receive a 30% bonus shares.

Amount-Based Perks

Tier 1 Perk — Invest $500+ and receive 50 % Off First 3 Orders (First Order Comes with Blackbird Pizza Slicer).

Tier 2 Perk — Invest $1,000+ and receive 6 Pack of Pizza (One Shipment).

Tier 3 Perk — Invest $2,500+ and receive 6 Pack Pizza + 6 Pack Wings + Branded Pizza Slicer (One Shipment).

Tier 4 Perk — Invest $5,000+ and receive 8 Pack Pizza + 8 Pack Wings + Branded Backpack + Branded Pizza Slicer (Split Into 2 Shipments Over 2 Months).

Tier 5 Perk — Invest $10,000+ and receive 12 Pack Pizza + 12 Pack Wings + Branded Backpack + Branded Pizza Slicer (Split Into 3 Shipments Over 3 Months).

Tier 6 Perk – Invest $25,000+ and receive 18 Pack Pizza + 18 Pack Wings + Branded Backpack + Branded Pizza Slicer (Split Into 3 Shipments Over 3 Months).

Tier 7 Perk – Invest $50,000+ and receive $25,000 level perks + 2 Guests VIP Dinner in NY and After-Party (travel and hotel not covered).

Tier 8 Perk – Invest $100,000+ and receive $25,000 level perks + 4 Guests VIP Dinner in NY, Factory Visit, After-Party (travel and 2 night stay at hotel covered).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Blackbird Foods, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, TTW Bonus, and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

Vegconomist

Blackbird Foods: "Our Focus on Fun and Familiar Favorites Has a Strong Appeal to Everyone"

View Article

USA Today 10Best

10 best vegan pizzas that you can buy at the grocery store

View Article

USA Today 10Best

10 best vegan pizzas that you can buy at the grocery store

View Article

Vegconomist

Blackbird Foods Launches "Meatier" Plant-Based Pepperoni Pizza with Beyond Meat

View Article

NOSH

Blackbird Foods Looks Beyond Pizza for Growth

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Chef crafted plant proteins and award-winning frozen pizzas, hand tossed in New York City.

We're Blackbird Foods. We're one of the fastest growing frozen pizza brand in the United States.

Blackbird started when I was having a baby shower for my first son years ago and invited my friend Mark, who is an accomplished plant based chef in New York City and Philadelphia - to cater the event. And he brought his seitan that he had been developing over a period of ten years and made delicious sandwiches with it. Seitan is a meat alternative that is very versatile, easy to work with, takes its flavorings very weel.

Everyone was extremely impressed with the product and we decided right then and there that we had to make a business out of it.

So with this seitan receipe and a line of plant-based pizzas at the ready, Blackbird Foods officially in January 2020.

When we first started in our first year, I would walk up and down the streets of New York City, selling our pizzas and seitan into restaurants and independent grocery stores. We did over one million in sales that first year and as of today we've surpassed 11 million in lifetime sales.

And in just four years, we've become a nationwide brand with three thousand stores selling our products like Target, Sprouts, and Whole Foods.

Our pizzas are unique. We make ours from overnight rising, hand-tossed dough, while other frozen pizzas you find at the grocery store are made from mass-manufactured flat discs of dough.

Our wheat protein has a meat like textured versatility that comes from our proprietoary process. It's loved by chiefs and especially by our customers.

We recently launched pizza's best friend, wings. So if you go to the supermarket, and you look for plant based wings, typically, you're gonna find a nugget that marketed as a wing. Our wing actually looks and tastes like a wing.

We're developed strategic partnerships with like-minded brands such as Beyond and Daring. We developed new pizzas with them, such as our new Beyond pepperoni pizza - the first kind made with Beyond pepperoni and our new buffalo chicken pizza made with Daring plant chicken.

So we're also launching a new pizza variety right now it's an exclusive with Sprouts. It's a tomato veggie pizza which marks our first cheeseless pizza option, which caters to the customer looking for a nutrition packed veggie pizza.

Later this year we plan to roll out two new varieties of wings, which are Texas Barbecue and Thai Chili.

We're been growing 60% year over year, we've quadrupled our sales since 2020.

We're excited for the future of Blackbird Foods which is why we're opened this opportunity and would love for you to join us in our new raise on StartEngine.

We plan to use this funds to help build distribution, inventory, brand awareness, and product development. We really hope you'll join us on this journey to bring chef-inspired food to all.

Thank you.

Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BLACKBIRD FOODS, INC.

Blackbird Foods, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on September 19, 2019. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Company's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is Blackbird Foods, Inc. (the "Corporation").

Article II

The address of the registered office of the Company in the State of Delaware is 8 The Green, Suite A, in the City of Dover, Kent County, Delaware 19901. The name of its registered agent at such address is A Registered Agent, Inc..

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engaged in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

This corporation is authorized to issue only one class of shares of stock designated as common stock; and the total number of shares which this corporation is authorized to issue is Six Million (6,000,000), par value $0.01 per share.

Simultaneously with the effective date of this Amendment, each one (1) share of Common Stock issued and outstanding immediately prior to the effective date of the filing of this Amendment to Certificate of Incorporation is hereby split, subdivided and changed into 1,009.08205 fully paid and nonassessable shares of Common Stock, rounded to the nearest whole share.

Article V

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article V shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article V shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article V becomes effective.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VI

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VII

The duration of the Corporation shall be perpetual.

Article VIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of April 12, 2024.

DocuSigned by:

Emanuel Storch

E86C988320C6444...

____

Emanuel Storch, Chief Executive Officer

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

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BLACKBIRD FOODS INC.
LONG ISLAND CITY, NY 11101

INFO@BLACKBIRDFOODS.COM | STORE FINDER | FAQ

About Our Prospective Raise: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.


Want to be the first to get notified about our prospective raise? Click here.
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GET $10 OFF YOUR NEXT ORDER!


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JOIN THE GROWING BLACKBIRD COMMUNITY
A big announcement is coming soon! Sign up to be the first to know about new investment opportunities with Blackbird Foods.
TOMATO VEGGIE PIZZA
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Blackbird Foods
3,402 followers
now •

EXCITING NEWS! ✨ We are gearing up for the launch of our prospective upcoming crowdfunding campaign!

At Blackbird Foods, we have always been committed to crafting restaurant-quality plant-based pizzas and proteins. In the last 4+ years, we have grown Blackbird into a nationwide brand with over 3,000 distribution points in retailers and restaurants.

We now have an incredible opportunity to take Blackbird Foods to the next level. We believe that with your support, we can make it happen. We invite you to reserve your interest in investing at https://lnkd.in/eAcPeyv2

Those who do indicate interest early by reserving in advance will have access to an exclusive bonus when they confirm their investment, once the campaign kicks off. Stay tuned for more information about this exciting opportunity and the chance to join our growing community!

#startup #emergingbrands #cpg #blackbirdfoods


blackbird
JOIN THE GROWING BLACKBIRD COMMUNITY
A big announcement is coming soon! Sign up to be the first to know about new investment opportunities with Blackbird Foods.
TOMATO VEGGIE PIZZA
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

blackbird_foods
New York, New York

blackbird_foods EXCITING NEWS! ✨ We are gearing up for the launch of our prospective upcoming crowdfunding campaign!

At Blackbird Foods, we have always been committed to crafting restaurant-quality plant-based pizzas and proteins. In the last 4+ years, we have grown Blackbird into a nationwide brand with over 3,000 distribution points in retailers and restaurants.

We now have an incredible opportunity to take Blackbird Foods to the next level. We believe that with your support, we can make it happen. We invite you to reserve your interest in investing at https://www.startengine.com/offering/blackbirdfoods (link in bio).

Those who do indicate interest early by reserving in advance will have access to an exclusive bonus when they confirm their investment, once the campaign kicks off.

View insights Boost post

1 like
3 minutes ago

Add a comment... Post


blackbird
JOIN THE GROWING BLACKBIRD COMMUNITY
Sign up to be the first to know about new investment opportunities with Blackbird Foods.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Blackbird Foods
3,404 followers
37m •

As you may have heard, we're gearing up for the launch of our possible upcoming crowdfunding campaign on StartEngine! 🍕

At Blackbird Foods, we have always been committed to crafting restaurant-quality plant-based pizzas and proteins. In the last 4+ years, we have grown Blackbird into a nationwide brand with over 3,000 distribution points in retailers and restaurants.

We now have an incredible opportunity to take Blackbird Foods to the next level. We believe that with your support, we can make it happen. We invite you to reserve your interest in investing at https://lnkd.in/eAcPeyv2

Those who do indicate interest early by reserving in advance will have access to an ✨ exclusive bonus✨ when they confirm their investment, once the campaign kicks off.

Stay tuned for more information about this exciting opportunity and the chance to join our growing community!


blackbird
JOIN THE GROWING BLACKBIRD COMMUNITY
Sign up to be the first to know about new investment opportunities with Blackbird Foods.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

blackbird_foods
New York, New York

blackbird_foods As you may have heard, we are gearing up for the launch of our prospective upcoming crowdfunding campaign!

At Blackbird Foods, we have always been committed to crafting restaurant-quality plant-based pizzas and proteins. In the last 4+ years, we have grown Blackbird into a nationwide brand with over 3,000 distribution points in retailers and restaurants.

We now have an incredible opportunity to take Blackbird Foods to the next level. We believe that with your support, we can make it happen. We invite you to reserve your interest in investing at https://www.startengine.com/offering/blackbirdfoods (link in bio).

Those who do indicate interest early by reserving in advance will have access to an exclusive bonus when they confirm their investment, once the campaign kicks off.

View insights Boost post

Liked by **the.vegan.digest** and **6 others**
38 minutes ago

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View this email in your browser

Hi <<First Name>>,

I am excited to finally share the launch of our prospective upcoming crowdfunding campaign. I'm reaching out to share a sneak peek at our pending upcoming raise.

At Blackbird Foods, we have always been committed to crafting restaurant-quality plant-based pizzas and proteins. In the last 4+ years, we have grown Blackbird into a nationwide brand with over 3,000 distribution points in retailers and restaurants. We have launched many exciting new products, such as the Tomato Veggie Pizza, exclusively available at Sprouts, Pepperoni Pizza crafted with Beyond Meat, and our newer innovation - WINGS.

Now, we have an incredible opportunity to take our vision to the next level. I believe that with your support, we can make it happen. I invite you to reserve your shares here to be the first to invest. Those who do indicate interest by reserving in advance will have access to **exclusive bonus shares** when they confirm their investment once the campaign kicks off.

Stay tuned for more information about this exciting opportunity and the chance to join our growing community! We are incredibly grateful for your continued support and loyalty.

Sincerely,
Emanuel Storch (CEO)
Mike Pease (Founder)


blackbird
PIZZA
HAND-TOSSED
100% PLANT-BASED
MADE IN NYC
VERSATILE
ADAPTABLE
Foodservice
Adaptability

Our Prospective Raise

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

View this email in your browser

Hello Emanuel,

As you may have heard, we are gearing up for the launch of our prospective upcoming crowdfunding campaign. I am excited to share a campaign teaser and let you know about an exclusive opportunity to **receive a bonus by reserving interest in our upcoming campaign.**

At Blackbird Foods, we have always been committed to crafting restaurant-quality plant-based pizzas and proteins. In the last 4+ years, we have grown Blackbird into a nationwide brand with over 3,000 distribution points in retailers and restaurants. We have launched many exciting new products, such as the Tomato Veggie Pizza, exclusively available at Sprouts, Pepperoni Pizza crafted with Beyond Meat, and our newer innovation - WINGS. Later this year, we plan to launch two new WINGS varieties.

We have an incredible opportunity to take Blackbird Foods to the next level. I believe that with your support, we can make it happen. I invite you to reserve your interest in investing ***HERE***.

Those who do indicate interest early by reserving in advance will have access to an **exclusive bonus** when they confirm their investment, once the campaign kicks off.

Stay tuned for more information about this exciting opportunity and the chance to join our growing community! We are incredibly grateful for your continued support and loyalty.

Sincerely,
Emanuel Storch (CEO)
Mike Pease (Founder)

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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Our New Prospective Crowdfunding Campaign on StartEngine

Hi <<First Name>>,

First and foremost, we would like to thank you for being a Blackbird Foods customer.

We're excited to announce that Blackbird Foods is gearing up for a potential capital raise on StartEngine. Due to our recent successes, we're looking to continue our growth and are expanding our vision through an upcoming potential capital fundraising round. This is a really exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new investors.

What exactly is equity crowdfunding?
Regulation Crowdfunding allows eligible companies of all types to raise capital from the public. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well.

In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

What's next:
-Learn more about our prospective campaign **here**.
-Sign up for your free StartEngine account here.
-Hit the "**Watchlist**" button on our campaign page to follow along our journey and receive updates throughout our campaign

We invite you to reserve your interest now. We already received over 30K in reservations! With a minimum reservation of $249, we know that ***every dollar counts***! Those who do indicate interest early by reserving in advance will have access to an **exclusive bonus** when they confirm their investment, once the campaign kicks off.

Below you will also find additional ways you can lend your support to our prospective raise.

How You Can Support:
- Reservations: Take advantage of the exclusive bonus shares available to those who confirm interest early before the campaign goes live.
- Sharing: Spread the word about our campaign within your network! Any investor leads or groups you believe may be interested would be invaluable.
- Press Leads: Any press leads for this campaign would be greatly appreciated. We have several communities eager to share this with their networks.

Thank you for your continued interest and support of Blackbird Foods. Now that you know a little more about our background and what equity crowdfunding is all about, we hope you will consider joining our community by placing a reservation.

Best,
Emanuel Storch (CEO)
Mike Pease (Founder)

Learn More

View this email in your browser

Our New Prospective Crowdfunding Campaign on StartEngine!

Hi <<First Name>>,

First and foremost, we would like to thank you for being a Blackbird Foods investor.

We're excited to announce that Blackbird Foods is gearing up for a potential capital raise on StartEngine. Due to our recent successes, we're looking to continue our growth and are expanding our vision through an upcoming potential capital fundraising round. This is a really exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new investors.

It's important to note that this new potential crowdfunding campaign on StartEngine will be completely separate from our previous raise on WeFunder. We hope you will consider reserving your interest in our new StartEngine campaign. If you have any questions, please feel free to reach out to us directly at info@blackbird-foods.com.

What's next:
-Learn more about our prospective campaign **here**.
-Sign up for your free StartEngine account here.
-Hit the "**Watchlist**" button on our campaign page to follow along our journey and receive updates throughout our campaign

We invite you to reserve your interest now. With a minimum reservation of $249, we know that ***every dollar counts***! Those who do indicate interest early by reserving in advance will have access to an **exclusive bonus** when they confirm their investment, once the campaign kicks off. Below you will also find additional ways you can lend your support to our prospective raise.

How You Can Support:
- Reservations: Take advantage of the exclusive bonus shares available to those who confirm interest early before the campaign goes live.
- Sharing: Spread the word about our campaign within your network! Any investor leads or groups you believe may be interested would be invaluable.
- Press Leads: Any press leads for this campaign would be greatly appreciated. We have several communities eager to share this with their networks.

Thank you for your continued interest in and support of Blackbird Foods. We believe that with your support, we have an incredible opportunity to take Blackbird Foods to the next level.

Best,
Emanuel Storch (CEO)
Mike Pease (Founder)

Learn More

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Hello Abby,

I hope this email finds you well!

As we recently shared, Blackbird Foods has begun to take reservations for a possible upcoming raise on StartEngine. If you haven't already, I invite you to join the waitlist today. By doing so you will be the first to be notified when the raise goes live.

In just a few weeks, we've already received over $20,000 in reservations. Those who do indicate interest early by reserving in advance will have access to an exclusive bonus when they confirm their investment, once the campaign kicks off. Click ***HERE*** to reserve now.

We believe that Blackbird Foods is experiencing tremendous growth as we continue to disrupt the food industry with innovative, plant-based alternatives. With a commitment to quality and taste, our products have gained widespread recognition leading to increased demand and expansion into new markets. Our recent successes, including the launch of Tomato Veggie Pizza exclusively at 400+ Sprouts stores, highlight our momentum and the growing appetite for our offerings.

With a minimum reservation of $250, we know that every dollar counts! Below you will also find additional ways you can lend your support to our prospective raise:

How You Can Support:

- Reservations: Take advantage of the **exclusive bonus shares** available to those who confirm interest early before the campaign goes live.
- Sharing: Spread the word about our campaign within your network! Any investor leads or groups you believe may be interested would be invaluable.
- Press Leads: Any press leads for this campaign would be greatly appreciated. We have several communities eager to share this with their networks.

Thank you for your interest and support of Blackbird Foods. I believe that with your support, we have an incredible opportunity to take Blackbird Foods to the next level. Given our recent momentum, now could be the perfect time for you to join us.

Sincerely,
Emanuel Storch (CEO)
Mike Pease (Founder)

Learn More

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

blackbird


Your story 12s
blackbird
WANT TO BE THE FIRST TO KNOW ABOUT AN EXCITING INVESTMENT OPPORTUNITY?
blackbird
NY STYLE
TOMATO VEGGIE PIZZA
blackbird
TOMATO VEGGIE PIZZA
LEARN MORE
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Blackbird Foods is taking reservations for a possible, upcoming round. Join the waitlist today.

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RESERVE NOW

GET A PIECE OF BLACKBIRD FOODS

Chef-Crafted Plant-Based Pizza and Wings

Blackbird Foods is one of leading artisanal producers of plant-based comfort foods, specializing in pizza, seitan, and wings. With a foundation rooted in supplying top-tier restaurants and retailers nationwide, we've established ourselves as pioneers in the plant-...

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Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


blackbird
NYC

$34,597.21 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- From 2022 to 2023 we saw 60% sales growth, while our COGS and expenses increased only 31% and 21%, respectively.
- We believe Blackbird has emerged as a fast-growing pizza brand, with over 188% retail sales growth according to recent SPINS data in the latest 24 weeks*.
- We self-manufacture at our own facility in NYC and control all aspects of our manufacturing. We feel this allows us to maintain high quality and achieve strong gross margins.

*Data reflects the 24-week period ending on October 1st, 2023

Reserve Now

RESERVED: $34,597.21

INVESTORS: 33

VALUATION CAP: $15M

TEAM



Emanuel Storch • Chief Executive Officer, Board Member
Previous Founding Member at Simply Gum. Led the company through its expansion from a few stores to nationwide distribution. With his passion for sustainable, restaurant grade, plant-based foods, Blackbird was launched at the start of 2020.



Michael Pease • Principal Accounting Officer, Director of Operations, Co-Founder
Michael is a pioneer in the food space, first managing and growing NYC's premier plant based restaurants like Candle 79 and Cafe Blossom, and then founding Terri, NYC's first chain of plant-based fast casual restaurants.



Abby Thaine • Marketing Manager
Abby Thaine joined the Blackbird Foods team in September 2021. Abby is a former pastry chef with a passion for food. As Blackbird's Marketing Manager she enjoys both the data-driven and creative aspects of CPG marketing. Abby holds a BS in Business ...
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*Data reflects the 24-week period ending on October 1st, 2023

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
1040 45th Avenue
Long Island City, NY 11101

WEBSITE
View Site

Blackbird Foods is one of leading artisanal producers of plant-based comfort foods, specializing in pizza, seitan, and wings. With a foundation rooted in supplying top-tier restaurants and retailers nationwide, we've established ourselves as pioneers in the plant-based protein market.

PRESS

Vegconomist
Blackbird Foods: "Our Focus on Fun and Familiar Favorites Has a Strong Appeal to Everyone"

View Article

USA Today 10Best
10 best vegan pizzas that you can buy at the grocery store

View Article

USA Today 10Best
10 best vegan pizzas that you can buy at the grocery store

View Article

Vegconomist
Blackbird Foods Launches "Meatier" Plant-Based Pepperoni Pizza with Beyond Meat

View Article

NOSH
Blackbird Foods Looks Beyond Pizza for Growth

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Blackbird Foods.

$249

Testing the Waters Reservations Bonus

All reservations holders in Blackbird Foods' Testing the Waters Reservations Page will receive 10% bonus shares.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

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